N E W S R E L E A S E

August 13, 2007

SECOND QUARTER FINANCIAL RESULTS

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) wishes to announce its results for the second quarter of 2007. Complete details of the June 30, 2007 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on SEDAR at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The Company’s cash position at June 30, 2007 was approximately US$18.8 million.  The loss for the quarter was US$4.7 million as compared to US$4.9 million for Q2 2006.

Nevsun’s key assets are the Tabakoto Gold Mine in Mali, West Africa and the high-grade gold/copper/zinc Bisha project in Eritrea, East Africa. Commercial production commenced at the Tabakoto Mine during Q2 of 2006, and the Feasibility Study and Social and Environmental Impact Assessment for the Bisha Project were completed and presented to the government of Eritrea during Q4 of 2006.

The Company plans to continue its Mali mine operations and to advance the Bisha Project to construction. The Company continues to be in active discussion with the Eritrean Government regarding the completion of a mining agreement and the issue of a mining license for Bisha.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated plans for advancing the Company’s mineral properties in Eritrea and continuation with the Company’s other operations in Mali; the adequacy of the Company’s financial resources; financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-08.doc	For further information, Contact: Judy Baker (416) 786-7860 Nevsun (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com